UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

USA Video Interactive Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class and Securities)

902924 20 8

(CUSIP Number)

December 31, 2008

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(     )

Rule 13d-1(b)

(     )

Rule 13d-1(c)

( X )

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).

Edwin Molina

2.

Check the Appropriate box if a Member of a Group

(a)

Not applicable

(b)

Not applicable

3.

SEC Use Only

4.

Citizenship or Place of Organization

United States

5.

Sole Voting Power     11,596,649   common shares

Number of

Shares Bene-

ficially Owned

6.

Shared Voting Power         Nil

By Each

Reporting

Person

7.

Sole Dispositive Power      11,596,649   common shares

PERSON

8.

Shared Dispositive Power       Nil

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

11,596,649 common shares (See response to Item 4)

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(   )

Not applicable

11.

Percent of Class Represented by Amount in Row (9)

6.50%

(See response to Item 4)

12.

Type of Reporting Person

IN

Item 1

(a).

Name of Issuer:

USA Video Interactive Corp.

(b).

Address of Issuer's Principal Executive Offices:

8 West Main Street

Niantic, Connecticut   06357

Item 2

(a).

Name of Person Filing:

Edwin Molina

(b).

Address of Principal Business Office or, if None, Residence:

8 West Main Street

Niantic, Connecticut   06357

(c).

Citizenship

United States

(d).

Title of Class of Securities:

Common shares, no par value

(e).

CUSIP Number:

902924 20 8

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)

[ ]

Broker or dealer registered under Section 15 of the Act;

(b)

[ ]

Bank as defined in Section 3(a)(6) of the Act;

(c)

[ ]

Insurance Company as defined in Section 3(a)(19) of the Act;

(d)

[ ]

Investment Company registered under Section 8 of the Investment Company Act;

(e)

[ ]

An Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

(f)

[ ]

An Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

(g)

[ ]

A Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

(h)

[ ]

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[ ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                 Not applicable

Item 4.

Ownership.

(a)

Amount beneficially owned:

11,596,649 common shares

The Reporting Person beneficially owns in the aggregate 11,596,649 common shares of which: 7,021,649 common shares are currently held, 925,000 common shares are issuable upon the exercise of 925,000 share purchase warrants, such warrants being fully vested and exercisable as of the date of this filing, and 3,650,000 common shares are issuable upon the exercise of incentive stock options to purchase up to 5,650,000 common shares, such options being fully vested and exercisable as of the date of this filing.

Each common share entitles the holder to one vote per share.

(b)

Percent of class:  6.50%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:   11,596,649 common shares

(ii)

Shared power to vote or to direct the vote:  Nil

(iii)

Sole power to dispose or to direct the disposition of:  11,596,649 common shares

(iv)

Shared power to dispose or to direct the disposition of:   Nil

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification.

     Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 February 12, 2009

 Date

/s/ Edwin Molina

Signature